May 18, 2017

VIA EDGAR

Mr. Eric McPhee

Senior Staff Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed on February 27, 2017

File No. 001-14260

Form 8-K

Filed February 28, 2017

File No. 001-14260

Dear Mr. McPhee:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated May 9, 2017, regarding the above referenced Form 10-K for the year ended December 31, 2016 filed on February 27, 2017 (the “Form 10-K”) and the Form 8-K filed on February 28, 2017 (the “Form 8-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 81

1.	We note that certain adjustments to “NAREIT Defined FFO” and “Normalized Funds from Operations” have been presented net of tax. Please tell us how you considered the guidance in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to the presentation within your earnings release filed on Form 8-K and within the supplemental information posted on your website.

Response:

We acknowledge the Staff’s comment and we will revise the presentation and definition of FFO and Normalized FFO in future earnings releases, supplemental materials and periodic filings to be consistent with the proposed presentation attached hereto as Exhibit I.

Form 8-K filed February 28, 2017

Exhibit 99.1

2.	We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation within the supplemental information posted on your website.

Response:

We acknowledge the Staff’s comment and we will revise the presentation and definition of EBITDA in future earnings releases and supplemental materials to be consistent with the proposed presentation attached hereto as Exhibit II.

3.	In future filings, please revise to present a separate EBITDA reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation within the supplemental information posted on your website.

Response:

We acknowledge the Staff’s comment and we will revise the presentation of the EBITDA reconciliation in future earnings releases and supplemental materials to be consistent with the proposed presentation attached hereto as Exhibit II.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Securities and Exchange Commission

  Jeffrey Lewis, Staff Accountant

The GEO Group, Inc.

  Brian R. Evans, Senior Vice President and Chief Financial Officer

  John J. Bulfin, Esq., Senior Vice President and General Counsel

  Ronald A. Brack, Vice President, Chief Accounting Officer and Controller

Akerman LLP

  Stephen K. Roddenberry, Esq.

  Larry W. Ross II

Exhibit I

	Q4 2016	Q4 2015	FY 2016	FY 2015
Net Income attributable to GEO	$49,436	$44,058	$148,715	$139,438
Add:
Real Estate Related Depreciation and Amortization	15,482	14,933	61,179	57,758
Gain on sale of real estate assets ***	(952)	—	(952)	—

Equals: NAREIT defined FFO	$63,966	$58,991	$208,942	$197,196

Add:
Non-recurring tax benefits**	(2,031)	—	(2,031)	—
Loss on extinguishment of debt	—	—	15,885	—
Start-up expenses	—	—	1,939	4,658
M&A related expenses	—	—	—	2,232
Tax effect of adjustments to Funds From Operations ****	—	—	(749)	173

Equals: FFO, normalized	$61,935	$58,991	$223,986	$204,259

Add:
Non-Real Estate Related Depreciation & Amortization	13,548	13,196	53,737	48,998
Consolidated Maintenance Capital Expenditures	(4,699)	(5,622)	(23,419)	(23,551)
Stock Based Compensation Expenses	3,098	3,107	12,773	11,709
Amortization of debt issuance costs, discount and/or premium and other non-cash interest	3,791	1,977	12,121	6,963

Equals: AFFO	$77,673	$71,649	$279,198	$248,378

Weighted average common shares outstanding - Diluted	74,460	74,059	74,323	73,995

FFO/AFFO per Share - Diluted
Normalized FFO Per Diluted Share	$0.83	$0.80	$3.01	$2.76

AFFO Per Diluted Share	$1.04	$0.97	$3.76	$3.36

Regular Common Stock Dividends per common share	$0.65	$0.65	$2.60	$2.51

*	all figures in ‘000s, except per share data
**	adjusmtent to tax provision
***	no tax impact
****	tax adjustments relate to start-up expenses and M&A expenses

Exhibit II

	Q4 2016	Q4 2015	FY 2016	FY 2015
Net Income	$49,342	$44,015	$148,498	$139,315
Add (Subtract):
Equity in earnings of affiliates, net of income tax provision	(1,983)	(1,584)	(6,925)	(5,533)
Income tax provision	(4,096)	434	7,904	7,389
Interest expense, net of interest income	24,745	23,880	100,222	94,558
Loss on extinguishment of debt	—	—	15,885	—
Depreciation and amortization	29,030	28,129	114,916	106,756
General and administrative expenses	40,262	39,276	148,709	137,040

Net Operating Income, net of operating lease obligations	$137,300	$134,150	$529,209	$479,525

Add:
Operating lease expense, real estate	6,505	8,397	32,232	27,765
Start-up expenses, pre-tax	—	—	1,939	4,658

Net Operating Income (NOI)	$143,805	$142,547	$563,380	$511,948

Net Income	$49,342	$44,015	$148,498	$139,315
Income tax	(4,122)	760	10,245	9,427
Interest expense, net of interest income	24,745	23,880	116,107	94,558
Depreciation and amortization	29,030	28,129	114,916	106,756

EBITDA	$98,995	$96,784	$389,766	$350,056

Adjustments
Net loss attributable to noncontrolling interests	94	43	217	123
Stock based compensation expenses, pre-tax	3,098	3,107	12,773	11,709
Start-up expenses, pre-tax	—	—	1,939	4,658
M&A related expenses, pre-tax	—	—	—	2,174
Gain on sale of real estate assets, pre-tax	(952)	—	(952)	—

Adjusted EBITDA	$101,235	$99,934	$403,743	$368,720

*	all figures in ‘000s